1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American ITRG
November 19, 2020	www.integraresources.com

INTEGRA INTERSECTS 24.20 g/t GOLD AND 655.06 g/t SILVER OVER 7.62 m 400 m NORTH OF 2019 DRILLING AT WAR EAGLE

  Integra intersects high-grade mineralization 400 meters ("m") north of 2019 results in step-out drilling at War Eagle Mountain. This zone was first identified by soil geochemistry and confirmed by drilling this year. The structure is largely untested and extends at least 500 m in a south-southeast direction. Highlight intercepts include:
    Drill Hole IWE-20-014
      24.20 grams per tonne ("g/t") gold ("Au") and 655.06 g/t silver ("Ag") (32.63 g/t gold equivalent ("AuEq")) over 7.62 meters ("m")
        Including 98.01 g/t Au and 2,782.13 g/t Ag (133.82 g/t AuEq) over 1.77 m
    Drill Hole IWE-20-016
      1.19 g/t Au and 11.65 g/t Ag (1.34 g/t AuEq) over 30.63 m
        Including 8.46 g/t Au and 9.11 g/t Ag (8.57 g/t AuEq) over 1.52 m
    Drill Hole IWE-20-017
      21.85 g/t Au and 76.39 g/t Ag (22.84 g/t AuEq) over 1.52 m
  Previous drilling at War Eagle in 2019 intersected similar high-grade gold and silver, including:
    Drill hole IWE-19-01
      10.88 g/t Au and 115.31 g/t Ag (12.37 g/t AuEQ)) over 34.14 m
        Including: 73.62 g/t Au and 817.29 g/t Ag (84.14 g/t AuEq) over 4.27 m
        Including: 9.93 g/t Au and 48.34 g/t Ag (10.55 g/t AuEq) over 3.05 m
      6.03 g/t Au and 269.33 g/t Ag (9.50 g/t AuEq) over 2.13 m
    Drill hole IWE-19-02
      8.32 g/t Au and 713.73 g/t Ag (17.51 g/t AuEq) over 1.22 m
  Follow-up drilling in the location of the 2019 drill program continues to demonstrate the presence of high-grade mineralization in steeply dipping shoots that extend from the volcanics down into the basement granite.
  The 2020 drill program has now identified two parallel mineralized structures 150 m apart that have strike lengths of over 500 m.
  A video summary of today's news release is available by clicking the following link:
    https://youtu.be/hKb6HELt3z0

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR ; NYSE American: ITRG) is pleased to report a series of high-grade gold-silver drill results from the 2020 drill program at War Eagle Mountain, situated on the DeLamar Project in southwest Idaho.

"The drill results announced today once again demonstrate the occurrence of high-grade gold and silver at War Eagle, highlighting the potential for high-grade resource expansion on the DeLamar Project. These drill results further confirm the presence of a high-grade, steeply dipping mineralized structure in the location of the 2019 drill program. Multiple intersects of high-grade gold and silver were encountered in follow-up drilling and suggest the potential for high-grade gold-silver continuity in the north-northwest striking structure," noted President and CEO George Salamis. "In addition to follow-up drilling in the location of the 2019 drill program, the Company also discovered a high-grade mineralized zone 400 m to the north of the 2019 drill holes. This second parallel structure has a strike extent of over 500 m and is largely untested. Our exploration team will look to incorporate the data from this exciting 2020 drill program at War Eagle as we further model the high-grade structures and plan an Induced Polarization study and drill testing for 2021 to further identify the target zones at War Eagle."

To view a video summary of today's news release, please click on the following link:

https://youtu.be/hKb6HELt3z0

War Eagle Drill Highlights:

The following table highlights selected intercepts from the War Eagle Mountain drill holes announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IWE-20-009	103.33	104.39	1.07	3.51	12.00	3.66
IWE-20-009	156.36	157.89	1.52	4.09	15.80	4.29
IWE-20-009 Incl:	167.03 167.03	177.70 168.55	10.67 1.52	1.01 2.99	7.42 28.43	1.10 3.36
IWE-20-012	103.02	104.24	1.22	1.14	2.89	1.18
IWE-20-012	298.70	300.23	1.52	1.10	0.50	1.11
IWE-20-013 Incl:	212.75 221.44	221.89 221.89	9.14 0.46	0.98 4.87	7.30 13.67	1.08 5.05
IWE-20-013	236.98	238.51	1.52	1.46	0.31	1.46
IWE-20-013	241.71	243.23	1.52	1.48	0.60	1.49
IWE-20-014 Incl: Incl:	133.50 135.03 138.14	141.12 138.14 139.90	7.62 3.11 1.77	24.20 2.95 98.01	655.06 14.46 2782.13	32.63 3.13 133.82
IWE-20-014	174.65	177.70	3.05	2.14	3.61	2.18
IWE-20-014	308.76	310.29	1.52	3.18	0.51	3.19
IWE-20-015	157.89	159.41	1.52	8.46	7.24	8.56
IWE-20-016	121.01	121.62	0.61	4.53	9.63	4.65
IWE-20-016 Incl:	182.27 209.70	212.90 211.23	30.63 1.52	1.19 8.46	11.65 9.11	1.34 8.57
IWE-20-017	209.70	211.23	1.52	21.85	76.39	22.84

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

2019 Drill Highlights:

The following table highlights selected intercepts from previously announced War Eagle Mountain drill holes. (See news release dated December 10, 2019)

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IWE-19-01 Incl: Incl:	116.74 116.74 147.83	150.88 121.01 150.88	34.14 4.27 3.05	10.88 73.62 9.93	115.31 817.26 48.34	12.37 84.14 10.55
IWE-19-01	315.16	317.30	2.13	6.03	269.33	9.50
IWE-19-02 Incl:	172.82 194.16	196.14 195.38	23.32 1.22	1.40 8.32	51.42 713.73	2.06 17.51
IWE-19-02	87.48	88.70	1.22	2.32	0.83	2.33

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a plan view of the 2020 drill campaign, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/war_eagle_plan_map_2020_vfinal.pdf

To view cross sections of the War Eagle Target, please click on the following links:

https://www.integraresources.com/site/assets/files/2572/cross_section_a-a_-_war_eagle_vfinal.pdf

https://www.integraresources.com/site/assets/files/2572/cross_section_b-b_-_war_eagle_vfinal.pdf

War Eagle Mountain

Drilling at War Eagle has identified two parallel mineralized structures approximately 150 m apart with strike lengths of over 500 m. These principal structures host high-grade gold and silver mineralization associated with quartz-pyrite veinlets within rhyolite breccias and brecciated volcano-sediments. The mineralization identified to date within the volcanics is considered to be within the diffuse cap which sits above the modelled high-grade veins within the underlying granite. The broad distribution of mineralization delineated by the soil geochemical anomalies indicates considerable lateral dispersion of mineralization within the permeable volcanic cap, possibly from a structure several hundred meters east of the known mineralized structures.  All holes drilled this year at War Eagle intersected these mineralized zones to varying degrees, highlighting the presence of high-grade gold silver concentrations in the form of 100 m to 200 m strike lengths in steeply plunging shoots. In total, the Company drilled 3,675 m in 10 drill holes at War Eagle in the 2020 campaign.

In 2019, Integra discovered a large geochemical anomaly 300 m east of the 2019 drill campaign. In 2020, the Company drilled 5 drill holes into this anomaly, discovering the second, parallel mineralized structure at War Eagle. This second structure was drilled 400 m to the north of the 2019 drill holes and returned the highest-grade gold and silver assays of the 2020 campaign. This structure is currently modeled to have a strike length of approximately 550 m south-southeast and is largely untested. The geochemical soil anomaly that led the Company to this new structure is  interpreted as being lateral leakage outward along the base of the latite flow, presumably emanating from the eastern most structure identified in this year's drill program.

War Eagle: Next Steps

In 2021, the Company plans to complete an induced polarization ("IP")  survey at War Eagle, as well as further drill testing adjacent to some of the areas where high-grade was intersected in the 2019 and 2020 drill programs. IP has proven to be a valuable targeting tool at Florida Mountain, DeLamar and Blacksheep as it detects disseminated sulphide mineralization in the underlying rock that is in many cases gold and silver bearing. The IP program at War Eagle will follow-up on the geochemical survey completed in 2019 and the two drill programs to date. The majority of drilling thus far has identified mineralization within the capping volcanics. Intersecting high-grade mineralization within the volcanics is encouraging; however, most of the historical mining in the district took place in the underlying granite. The 2021 exploration drill program at War Eagle will focus on better defining the controlling structures in the underlying granite and defining the expected high-grade shoots which are anticipated to underly the diffuse cloud of mineralization present within the overlying volcanics.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Laboratories in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra's Vice President Exploration, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1-604-416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work;  the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.